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Thomas White American Opportunities Fund

All information as of 12/31/07

Fund Facts
Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Fourth Quarter Commentary

Over the quarter ended December 31, 2007, the Fund outperformed the benchmark Russell Mid Cap Index -2.24% to -3.56%, respectively. Year-to-date, the Fund has returned +5.04% versus +5.60% for the index.

In a commentary on market conditions, the American Dialect Society chose "subprime" as the 2007 word of the year. In the fourth quarter, the slowing U.S. economy evidenced continuing stress from the escalating subprime housing and credit market crunch as damage spread to other sectors of the economy. Diminishing factory activity along with slower job growth have many investors looking to the Federal Reserve for further rate cuts, particularly if weaker growth and credit tightening continue.

Already hobbled by the housing recession and its related mortgage/credit crisis, the U.S. hit a second major speed bump in the 4th quarter when oil soared over $90 a barrel. The slow-growing economy may slip into a recession if oil stays above $80-$85 for long. We feel oil prices will respond to weaker demand and recede to more realistic levels as soon as hedge funds reduce their speculative positions. We believe that business will then gradually recover throughout 2008, producing a full-year GDP growth of 1.9% GDP equal to 2007 which will result in the first slowdown since Y2K and 9/11 disrupted growth in 2001and 2002.

Consumer spending is a major concern. Representing 70% of the economy, we believe that consumer spending will continue to be negatively impacted by tightened credit. We believe that consumer demand should build slowly with housing showing some early signs of recovery in the second half of 2008. Looking ahead, it appears that the credit crisis will remain a significant factor affecting the economy through early 2008. The banking sector, especially the S&L institutions, may face a tough business environment going forward.

Top individual performers in the Fund for the quarter included Canadian fertilizer firm Potash Corp of Saskatchewan (+36.2%), health insurance provider Assurant Inc (+25.0%) and auto /homeowners insurer Commerce Group Inc Massachusetts (+22.1%). Top performing industries in the Fund for the fourth quarter included Chemicals (+23.3%) led by Potash Corp Saskatchewan, Energy (+9.0%) headed by Forest Oil Corp (+18.1%) and Consumer Staples (+3.9%) led by Hormel Foods (+13.1%).

Aside from Financials (-10.2%) with a direct link to the subprime credit crisis, sectors dependent on consumer demand also faltered for the Fund in the fourth quarter. Included in those sectors were Communications (-20.1%) carried by the underperformance of Qwest Communications (-23.5%) and Services (-16.0%) impacted by Darden Restaurants (- 33.8%).

Positives in 2008 will likely include capital goods demand from emerging market countries and strength in other exports encouraged by the weak dollar. Our analysts believe companies and sectors with significant international exposure will fare best in the coming year. These sectors will likely include healthcare, materials and industrials.

Our strategy of owning a diversified portfolio of companies to create a margin of safety in volatile markets was successful in the most recent quarter. We continue to believe in this approach and the opportunity it offers to capture superior performance in the long term. Our cash levels remain low as we continue to remain fully invested.

Top Ten Holdings

Company	Industry	Weight
Valero Energy Corp	Energy	2.67%
Potash Corp of Saks	Chemicals	2.51%
Martin Marietta Materials	Industrial	2.39%
Arrow Electronics Inc	Utilities	2.37%
Wisconsin Energy Corp	Utilities	2.17%
Reynolds American Inc	Consumer Staples	2.08%
HCP Inc	Financials	1.94%
Cameron International	Energy	1.94%
Assurant Inc	Insurance	1.92%
Nike Inc	Consumer Retail	1.91%
Top 10 Holdings Weight:		21.90%
Total Number of Holdings: 76

Portfolio Weightings

[Chart omitted]

Consumer Discretionary	16.2%
Industrials	14.7%
Financials	14.4%
Healthcare	9.0%
Materials	9.0%
Utilities	8.8%
Energy	8.6%
Technology	5.9%
Cash	5.9%
Consumer Staples	5.5%
Telecom	1.9%

Market Cap Exposure

Large Cap (over $15 billion)	25.10%
Mid Cap ($1.75-$15 billion)	71.70%
Small Cap (under $1.75 billion)	3.19%
Weighted Mean:	$11.01B
Weighted Median:	$5.69B

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2

As of 12/31/07

[Chart omitted]

	4th Qtr	YTD	1-YR	3-YRS	5-YRS	Since Inception March 4, 1999
American Opportunities Fund	-2.24%	5.04%	5.04%	8.07%	15.32%	9.82%
Russell Midcap	-3.56%	5.60%	5.60%	11.09%	18.21%	10.57%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWAOX	Russell Midcap Index
2007Q4	-2.24%	-3.56%
2007YTD	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.14%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%

Distributed By

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, IL 60605 1-800-811-0535 www.thomaswhitefunds.com email: info@thomaswhite.com	Fees & Expenses[3]
	Advisory Fee	1.00%
	Other Expenses	0.68%
	Less reimbursement	(0.33%)
	Net Expenses	1.35%

Growth of $10,000 Investment

(As of 12/31/07)

[Chart omitted]

Date	TWAOX	Russell Midcap
Mar 4, 1999	10,000.00	10,000.00
Mar 31, 1999	9,990.00	10,340.76
Apr 30, 1999	10,790.00	11,104.66
May 31, 1999	10,790.00	11,072.81
Jun 30, 1999	11,210.00	11,463.34
Jul 31, 1999	10,900.00	11,148.67
Aug 31, 1999	10,570.00	10,859.92
Sep 30, 1999	10,390.00	10,477.65
Oct 31, 1999	10,730.00	10,974.29
Nov 30, 1999	10,750.00	11,290.35
Dec 31, 1999	11,142.69	12,283.90
Jan 31, 2000	10,451.28	11,876.81
Feb 29, 2000	10,451.28	12,790.14
Mar 31, 2000	11,433.28	13,523.02
Apr 30, 2000	11,363.13	12,883.38
May 31, 2000	11,182.77	12,541.97
Jun 30, 2000	11,142.69	12,913.21
Jul 31, 2000	11,052.50	12,768.07
Aug 31, 2000	11,814.05	13,991.25
Sep 30, 2000	11,463.34	13,791.87
Oct 31, 2000	11,506.44	13,579.48
Nov 30, 2000	11,054.59	12,357.32
Dec 31, 2000	11,727.11	13,297.72
Jan 31, 2001	11,464.41	13,511.81
Feb 28, 2001	11,317.30	12,689.62
Mar 31, 2001	11,096.62	11,902.86
Apr 30, 2001	11,800.67	12,920.55
May 31, 2001	12,178.97	13,160.88
Jun 30, 2001	12,042.36	13,035.85
July 31, 01	12,010.84	12,663.02
Aug 31, 2001	11,779.66	12,176.13
Sep 30, 2001	10,928.49	10,708.30
Oct 31, 2001	11,253.41	11,132.35
Nov 30, 2001	11,907.31	12,065.24
Dec 31, 2001	12,445.19	12,550.26
Jan 31, 2002	12,571.75	12,474.96
Feb 28, 2002	12,708.86	12,342.72
Mar 31, 2002	13,278.39	13,083.29
Apr 30, 2002	13,299.48	12,829.47
May 30, 2002	13,236.20	12,684.50
Jun 30, 2002	12,687.77	11,834.13
Jul 31, 2002	11,654.18	10,679.12
Aug 31, 2002	11,791.29	10,737.85
Sep 30, 2002	10,873.72	9,746.75
Oct 31, 2002	11,139.89	10,239.35
Nov 30, 2002	11,499.24	10,949.96
Dec 31, 2002	11,213.87	10,518.53
Jan 31, 2003	11,097.61	10,306.06
Feb 28, 2003	10,791.11	10,169.55
Mar 31, 2003	10,843.95	10,269.72
Apr 30, 2003	11,562.65	11,015.61
May 31, 2003	12,239.08	12,023.54
Jun 30, 2003	12,471.60	12,145.46
Jul 31, 2003	13,031.77	12,545.65
Aug 31, 2003	13,560.22	13,090.14
Sep 30, 2003	13,359.41	12,926.51
Oct 31, 2003	14,432.82	13,912.80
Nov 30, 2003	14,802.90	14,303.06
Dec 31, 2003	15,088.38	14,732.15
Jan 31, 2004	15,490.17	15,160.85
Feb 29, 2004	15,860.25	15,486.81
Mar 31, 2004	16,082.29	15,489.91
Apr 30, 2004	15,595.91	14,921.43
May 31, 2004	15,627.63	15,291.48
Jun 30, 2004	16,029.42	15,715.05
Jul 31, 2004	15,342.14	15,027.68
Aug 31, 2004	15,511.32	15,092.30
Sep 30, 2004	16,198.60	15,582.80
Oct 31, 2004	16,539.39	16,012.88
Nov 30, 2004	17,644.29	16,988.07
Dec 31, 2004	18,122.70	17,710.91
Jan 31, 2005	17,621.51	17,271.68
Feb 28, 2005	17,917.67	17,806.06
Mar 31, 2005	17,655.68	17,666.29
Apr 30, 2005	17,040.58	17,102.73
May 31, 2005	17,735.42	17,922.64
Jun 30, 2005	18,487.21	18,404.76
Jul 31, 2005	19,341.51	19,374.69
Aug 31, 2005	19,204.82	19,239.06
Sep 30, 2005	19,239.00	19,493.98
Oct 31, 2005	18,552.30	18,908.38
Nov 30, 2005	19,306.97	19,747.91
Dec 31, 2005	19,709.47	19,951.32
Jan 31, 2006	20,376.09	20,976.81
Feb 28, 2006	20,325.78	20,951.64
Mar 31, 2006	20,803.74	21,471.24
Apr 30, 2006	20,828.89	21,621.54
May 31, 2006	20,111.96	20,892.90
Jun 30, 2006	20,325.78	20,916.92
Jul 30, 2006	20,124.53	20,459.89
Aug 30, 2006	20,300.62	20,979.57
Sep 30, 2006	20,627.65	21,359.30
Oct 30, 2006	21,293.35	22,199.79
Nov 30, 2006	21,933.43	22,998.98
Dec 31, 2006	21,776.96	22,996.68
Jan 31, 2007	22,289.03	23,773.97
Feb 28, 2007	22,331.7	23,812.01
Mar 31, 2007	22,573.51	24,003.46
April 30, 2007	23,170.92	24,917.99
May 31, 2007	23,825.22	25,856.15
June 30, 2007	23,242.04	25,273.35
July 31, 2007	22,445.49	24,333.18
August 31, 2007	22,687.30	24,374.55
September 30, 2007	23,398.50	25,176.47
October 31, 2007	23,928.27	25,582.82
November 30, 2007	22,951.92	24,361.24
December 31, 2007	22,874.43	24,284.50

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and the benchmark. The cumulative returns since inception are 128.7% for the Fund and 142.9% for the Russell Midcap index. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares.

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Risk Information4

[graph omitted]

	Risk: 5-year standard deviation	Reward: 5-year annualized return (%)
American Opportunities Fund	9.89%	15.33%
Russell Midcap	11.47%	18.22%
Russell Midcap Value	12.04%	17.92%
S&P 500	9.97%	12.83%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund's total operating expenses exceed 1.35% of the Fund's average daily net assets during the current fiscal year.

4. The above graph displays the American Opportunities Fund's risk/reward profile, when based against the Russell Midcap Index . The Fund falls into a quadrant that represents a return pattern that has potentially high reward with potentially lower risk than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

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Thomas White International Fund

All information as of 12/31/07

Fund Facts

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Fourth Quarter Commentary

For the year ending December 31, 2007, the Thomas White International Fund returned +17.94%, outperforming the MSCI All Country ex US index (+16.66%). For the fourth quarter, the Fund returned -0.17% versus -0.66% for the index. The Fund's three-year and five-year returns outperformed the index by 5.08% and 2.19%, respectively.

In a commentary on market conditions, the American Dialect Society chose "subprime" as the 2007 word of the year. In the fourth quarter, the slowing U.S. economy evidenced continuing stress from the escalating subprime housing and credit market crunch as damage spread to other sectors. Worldwide, global equity markets also experienced continuing turmoil on the heels of rising oil prices as well as record home foreclosures and the expanding effect of the subprime loan crisis. Going forward, it appears that the credit crisis will remain a factor affecting the economy through early 2008.

We believe the U.S. economic slowdown will be partially responsible for lower 2008 growth rates in many other countries as well, including Western Europe, Japan and parts of the Far East. The commodity-producing nations, including Russia, South Africa, Canada, and Australia, will continue to enjoy above average GDP growth, driven by high petroleum and commodity prices. Emerging market giants China and India, home to over 37% of the world's 6.6 billion people, are thirsting for the standard of living of the western world. These two countries, in their new role as twin growth locomotives, are now benefiting the rest of the world.

The International Fund's performance was heavily influenced by emerging market, commodity and energy related companies. Brazilian oil firm Petrobras (+53.6%), Mexican retailer and financial services company Grupo Elektra SA (+45.8%), Canadian fertilizer company Potash Corp (+36.5%), South African cellular network operator MTN Group (+23.0%), and U.K./Australian international mining group Rio Tinto PLC (+22.3%) were among the top performers. Strong results were also realized by the German stock exchange Deutsche Boerse AG (+45.0%) and Singapore motor vehicle distributor and dealer Jardine Cycle and Carriage Ltd (+21.6%).

For the first time, the combined market share of the developed economies of the U.S., Western Europe and Japan has shrunk below 50% due to slower GDP and population growth. Global equity performance continues to be driven by sectors linked to growth in the developing countries and the burgeoning demand for commodities. Sectors achieving the strongest fourth quarter returns included Services (+8.5%), Consumer Staples (+7.1%) and Energy (+6.9%). New positions added to the portfolio included Invesco LTD (21.0%), Nexen Inc (+10.6%) and Hannstar Display Corp (+10.0%).

Decreased consumer confidence and spending resulted in underperformance in the Fund 's portfolio of technology (-5.2%) and consumer durables (- 5.1%). Not surprisingly, sectors directly related to or affected by the subprime mortgage/credit crisis also underperformed, including building (-4.7%), financials (-2.4%) and banking (-2.2%). Underperformers included real estate developer Sumitomo Realty (- 29.7%), Mitsubishi Materials Corp (- 27.1%) and U.K. homebuilder Taylor Wimpey PLC (-26.1%).

U.S. consumer spending, representing 70% of the economy, will continue to be negatively impacted by tightened credit. We believe that consumer demand should build slowly with housing showing some early signs of recovery in the second half of 2008. Positives in 2008 will also include capital goods demand from emerging market countries and strength in other exports encouraged by the weak dollar.

Thomas White International's long-term strategy remains unchanged: we own a diversified portfolio of companies to create a margin of safety in volatile markets. This strategy was successful in the most recent quarter and we continue to position the portfolio to leverage solid earnings, long-term global economic trends, and attractive valuations across the entire spectrum of countries and industries.

Top Ten Holdings

Company	Country	Industry	Weight
British American Tobacco	United Kingdom	Consumer Staple	1.97%
Potash Corp Sask	Canada	Chemicals	1.83%
Bayer AG	Germany	Health Care	1.78%
Imperial Tobacco Group PLC	United Kingdom	Consumer Staple	1.77%
China Resources Power	China	Utility	1.67%
Christian Dior	France	Consumer Staple	1.45%
Petrobras	Brazil	Energy	1.43%
Dongkuk Steel Ltd	Korea	Metals	1.42%
America Movil	Mexico	Communications	1.42%
Royal Dutch Shell PLC	Netherlands	Energy	1.32%
Top 10 Holdings Weight:			16.06%
Total Number of Holdings: 138

Country/Asset Allocation

[Chart omitted]

Continental Europe	34.0%
Emerging Markets	23.3%
Japan	12.3%
United Kingdom	9.7%
Pacific xJapan	8.9%
North America	7.1%
Cash	4.7%

Market Cap Exposure

Large Cap (over $15 billion)	62.43%
Mid Cap ($1.75-$15 billion)	37.57%
Small Cap (under $1.75 billion)	0.00%
Weighted Mean:	$48.57B
Weighted Median:	$23.47B

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2 As of 12/31/07

[Chart omitted]

	4th Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception June 28, 1994
International Fund	-0.17%	17.94%	17.94%	24.97%	26.21%	11.50%	12.01%
MSCI All-Country World ex US	-0.66%	16.66%	16.66%	19.89%	24.02%	9.81%	8.49%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWWDX	MSCI All-Country x US
2007 Q4	-017%	-0.66%
2007 YTD	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%

Distributed By
Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.58%
1-800-811-0535	Less reimbursement	(0.08%)
www.thomaswhite.com	Net Expenses	1.50%
email: info@thomaswhite.com

Growth of $10,000 Investment (As of 12/31/07)

[Chart omitted]

Date	TWWDX	MSCI AC EX USA
Jun 28, 1994	10,000.00	10,000.00
Jun 30, 1994	10,010.00	10,000.00
Jul 31, 1994	10,440.00	10,184.41
Aug 31, 1994	10,690.00	10,533.15
Sep 30, 1994	10,380.00	10,312.33
Oct 31, 1994	10,500.00	10,556.50
Nov 30, 1994	10,130.00	10,054.01
Dec 31, 1994	10,067.11	10,041.90
Jan 31, 1995	9,966.24	9,557.29
Feb 28, 1995	10,258.77	9,504.36
Mar 31, 1995	10,531.13	10,034.01
Apr 30, 1995	10,803.48	10,391.20
May 31, 1995	11,035.49	10,335.09
Jun 30, 1995	11,106.10	10,191.36
Jul 31, 1995	11,549.94	10,746.69
Aug 31, 1995	11,388.55	10,364.35
Sep 30, 1995	11,570.12	10,555.72
Oct 31, 1995	11,408.72	10,275.30
Nov 30, 1995	11,620.55	10,490.30
Dec 31, 1995	11,982.92	10,898.89
Jan 31, 1996	12,357.39	11,020.46
Feb 29, 1996	12,432.28	11,022.23
Mar 31, 1996	12,507.17	11,236.46
Apr 30, 1996	12,838.84	11,635.98
May 31, 1996	12,913.74	11,441.56
Jun 30, 1996	12,903.04	11,509.02
Jul 31, 1996	12,475.08	11,114.33
Aug 31, 1996	12,710.46	11,177.92
Sep 30, 1996	13,020.73	11,452.80
Oct 31, 1996	13,191.91	11,334.58
Nov 30, 1996	13,898.05	11,764.65
Dec 31, 1996	13,960.43	11,623.00
Jan 31, 1997	14,018.17	11,409.13
Feb 28, 1997	14,145.19	11,618.15
Mar 31, 1997	13,937.34	11,594.33
Apr 30, 1997	14,052.81	11,692.19
May 31, 1997	14,907.30	12,414.77
Jun 30, 1997	15,357.63	13,099.44
Jul 31, 1997	15,946.53	13,364.05
Aug 31, 1997	15,115.14	12,312.97
Sep 30, 1997	16,073.55	12,979.10
Oct 31, 1997	15,276.80	11,874.58
Nov 30, 1997	15,426.92	11,725.67
Dec 31, 1997	15,594.27	11,860.52
Jan 31, 1998	15,838.69	12,215.14
Feb 28, 1998	16,853.05	13,029.89
Mar 31, 1998	17,794.09	13,480.73
Apr 30, 1998	17,745.20	13,577.12
May 31, 1998	17,598.55	13,331.37
Jun 30, 1998	17,610.77	13,280.71
Jul 31, 1998	17,720.76	13,406.88
Aug 31, 1998	15,398.73	11,516.51
Sep 30, 1998	15,435.39	11,273.05
Oct 31, 1998	16,596.41	12,453.90
Nov 30, 1998	17,415.23	13,123.17
Dec 31, 1998	18,173.73	13,575.92
Jan 31, 1999	18,213.18	13,560.58
Feb 28, 1999	17,779.22	13,256.83
Mar 31, 1999	18,029.08	13,897.13
Apr 30, 1999	18,883.85	14,591.99
May 31, 1999	18,200.68	13,906.16
Jun 30, 1999	19,001.03	14,545.85
Jul 31, 1999	19,297.46	14,887.67
Aug 31, 1999	19,312.28	14,939.78
Sep 30, 1999	19,030.67	15,041.37
Oct 31, 1999	19,712.46	15,600.91
Nov 30, 1999	20,927.81	16,224.95
Dec 31, 1999	22,955.30	17,772.81
Jan 31, 2000	21,250.23	16,807.74
Feb 29, 2000	22,244.86	17,261.55
Mar 31, 2000	22,465.88	17,910.59
Apr 30, 2000	21,266.02	16,911.18
May 31, 2000	20,966.05	16,478.25
Jun 30, 2000	21,708.08	17,180.22
Jul 31, 2000	20,918.69	16,501.60
Aug 31, 2000	20,902.90	16,706.22
Sep 30, 2000	19,924.07	15,779.03
Oct 31, 2000	19,458.89	15,277.26
Nov 30, 2000	18,896.31	14,591.31
Dec 31, 2000	19,591.27	15,090.33
Jan 31, 2001	19,624.36	15,316.68
Feb 28, 2001	18,449.54	14,103.60
Mar 31, 2001	17,009.98	13,106.48
Apr 30, 2001	18,135.16	13,997.72
May 31, 2001	17,804.22	13,611.38
Jun 30, 2001	17,539.48	13,088.71
July 31, 01	17,208.54	12,798.14
Aug 31, 2001	16,910.70	12,480.74
Sep 30, 2001	15,173.30	11,156.54
Oct 31, 2001	15,443.99	11,468.92
Nov 30, 2001	15,977.12	11,993.05
Dec 31, 2001	16,310.32	12,147.04
Jan 31, 2002	15,727.22	11,627.15
Feb 28, 2002	16,010.44	11,710.86
Mar 31, 2002	17,110.01	12,346.76
Apr 30, 2002	17,326.60	12,427.01
May 30, 2002	17,826.40	12,562.47
Jun 30, 2002	17,026.71	12,019.77
Jul 31, 2002	15,360.69	10,848.44
Aug 31, 2002	15,693.90	10,848.99
Sep 30, 2002	14,027.88	9,698.99
Oct 31, 2002	14,474.09	10,218.86
Nov 30, 2002	14,910.67	10,710.69
Dec 31, 2002	14,457.30	10,364.74
Jan 31, 2003	13,987.14	10,000.94
Feb 28, 2003	13,416.24	9,797.92
Mar 31, 2003	13,164.37	9,607.84
Apr 30, 2003	14,457.30	10,534.03
May 31, 2003	15,313.66	11,205.05
Jun 30, 2003	15,683.06	11,515.43
Jul 31, 2003	16,035.68	11,821.74
Aug 31, 2003	16,606.59	12,174.03
Sep 30, 2003	16,975.99	12,515.51
Oct 31, 2003	17,915.26	13,326.77
Nov 30, 2003	18,391.19	13,617.42
Dec 31, 2003	19,699.99	14,657.11
Jan 31, 2004	20,175.91	14,892.51
Feb 29, 2004	20,583.85	15,271.07
Mar 31, 2004	20,753.83	15,364.99
Apr 30, 2004	19,920.95	14,887.45
May 31, 2004	19,835.97	14,934.49
Jun 30, 2004	20,396.88	15,258.27
Jul 31, 2004	19,818.97	14,813.64
Aug 31, 2004	19,971.95	14,932.30
Sep 30, 2004	20,532.86	15,412.38
Oct 31, 2004	21,180.64	15,948.42
Nov 30, 2004	22,763.60	17,055.40
Dec 31, 2004	23,727.13	17,787.76
Jan 31, 2005	23,469.04	17,481.45
Feb 28, 2005	24,983.18	18,343.64
Mar 31, 2005	24,191.70	17,845.97
Apr 30, 2005	23,555.07	17,405.89
May 31, 2005	23,709.93	17,515.03
Jun 30, 2005	24,294.93	17,844.66
Jul 31, 2005	25,499.36	18,503.13
Aug 31, 2005	26,583.34	18,976.62
Sep 30, 2005	28,114.68	19,955.44
Oct 31, 2005	27,168.28	19,229.06
Nov 30, 2005	28,234.80	19,875.54
Dec 31, 2005	29,787.81	20,831.75
Jan 31, 2006	32,482.18	22,284.14
Feb 28, 2006	32,500.89	22,219.74
Mar 31, 2006	33,754.53	22,865.22
Apr 30, 2006	35,775.31	24,044.15
May 31, 2006	33,791.95	22,935.72
Jun 30, 2006	33,511.28	22,912.78
Jul 30, 2006	33,754.53	23,147.18
Aug 30, 2006	34,690.07	23,803.17
Sep 30, 2006	34,839.76	23,818.64
Oct 30, 2006	36,238.73	24,788.54
Nov 30, 2006	37,599.43	25,688.61
Dec 31, 2006	39,260.29	26,489.07
Jan 31, 2007	39,280.3	26,587.87
Feb 28, 2007	39,100.2	26,750.32
Mar 31, 2007	40,620.99	27,503.88
April 30, 2007	42,602.01	28,779.24
May 31, 2007	44,162.82	29,568.08
June 30, 2007	44,202.84	29,820.59
July 31, 2007	44,282.88	29,735.30
August 31, 2007	43,902.69	29,277.38
September 30, 2007	46,383.97	31,216.71
October 31, 2007	49,050.94	31,965.20
November 30, 2007	46,675.75	30,520.37
December 31, 2007	46,305.30	30,077.83

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks. The cumulative return since inception was 363.05% for the Fund, and 200.78% for the MSCI All Country World ex US Index. The one year return for the Fund was 17.94%. The Fund's average annual total return since inception was 12.01%. The MSCI Index includes reinvestment of dividends net of foreign withholding taxes. Investors cannot invest directly in the index, although they can invest in their underlying securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower.

Past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that Fund shares, when redeemed, may be worth more or less than their original cost.

Sector Allocation

Financials	17.5%
Materials	14.5%
Energy	10.8%
Consumer Discretionary	10.4%
Consumer Staples	8.0%
Industrials	8.0%
Telecom	7.4%
Utilities	6.8%
Technology	6.2%
Healthcare	5.7%
Cash	4.7%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The Advisor has agreed to reimburse the International Fund to the extent that the Fund's total operating expenses exceed 1.50% of the Fund's average daily net assets during the current fiscal year.

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.